UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Nephros, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2011 WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

CUSIP Number of 2011 Warrants: 640671111
CUSIP Number of Common Stock Underlying All Warrants: 640671103
(CUSIP Number of Class of Securities)

Daron Evans
President, Chief Executive Officer
and Acting Chief Financial Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661
(201) 343-5202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Christopher J. Melsha, Esq.
Fredrikson & Byron P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
Telephone: (612) 492-7369
Facsimile: (612) 492-7077

CALCULATION OF FILING FEE:

Transaction valuations	Amount of filing fee(1)(2)
$1,753,041(1)	$176.53*

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to exercise warrants to purchase an aggregate of 5,008,689 shares of common stock (the “Offer to Exercise”), consisting of outstanding warrants to purchase an aggregate of 2,226,112 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to investors participating in the Company’s 2011 rights offering (the “Rights Offering Warrants”) and outstanding warrants to purchase an aggregate of 2,782,577 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction (the “Lambda Warrants” and, together with the Rights Offering Warrants, the “2011 Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.35 per share of common stock, which represents the average of the high and low sales price of the common stock on November 13, 2015, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001007.

*	Previously paid.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Nephros, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2015 and December 18, 2015 (the “Schedule TO”), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to an offer by the Company to holders of certain warrants to purchase common stock of the Company the opportunity to exercise their warrants at a temporarily reduced cash exercise price of $0.20 per share of common stock, upon the terms set forth in the Offer to Exercise dated November 20, 2015 (the “Offer to Exercise”). The warrants subject to the Offer to Exercise were the outstanding warrants to purchase an aggregate of 5,008,689 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011, to investors participating in the Company’s 2011 rights offering (the “Rights Offering Warrants”) and issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction (the “Lambda Warrants” and, together with the Rights Offering Warrants, the “2011 Warrants”).

Pursuant to Rule 12b-15 under the Securities and Exchange Act, as amended, this Amendment No. 1 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and all exhibits thereto.

This Amendment No. 1 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13(e)-4(c)(4) under the Exchange Act.

Item 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

The Offer to Exercise expired at 12:00 midnight (Eastern Time) on the evening of December 18, 2015 (the “Expiration Date”). Pursuant to the Offer to Exercise, 2011 Warrants to purchase an aggregate of 3,442,521 shares of Company common stock were tendered by their holders and were exercised in connection herewith, for gross proceeds to the Company of approximately $688,000. The Company issued a press release announcing the final results of the Offer to Exercise, a copy of which is attached hereto as Exhibit (a)(5)(B).

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Pursuant to the Offer to Exercise, promptly following the Expiration Date, the Company accepted the tender by Lambda Investors LLC of 2011 Warrants to purchase 2,782,577 shares of Company common stock at a cash exercise price of $0.20 per share, which constituted all of the Lambda Warrants.

Item 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by renumbering former Exhibit “(a)(5)“as Exhibit “(a)(5)(A)”, adding the following text thereto:

(a) (5) (B)        Press Release dated December 21, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEPHROS, INC.

By:	/s/ Daron Evans
Name:	Daron Evans
Title:	President & Chief Executive Officer

Date: December 21, 2015

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